Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2007
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 25, 2007

List of materials

Documents attached hereto:


i) Press release announcing Consolidated Financial Results for the Second Quarter Ended September 30, 2007




                                                 Sony Corporation
                                                 1-7-1 Konan, Minato-ku
                                                 Tokyo 108-0075 Japan

                                                 No: 07-121E
                                                 3:00 P.M. JST, October 25, 2007


                        Consolidated Financial Results
                for the Second Quarter Ended September 30, 2007

Tokyo, October 25, 2007 -- Sony Corporation today announced its consolidated results for the second quarter of the fiscal year ending March 31, 2008 (July 1, 2007 to September 30, 2007).

          (Billions of yen, millions of U.S. dollars, except per share amounts)
                                             Second quarter ended September 30
                                2006            2007     Change           2007*
                                                         in yen
                           ---------       ---------  ---------      ---------
Sales and operating         Y1,854.2        Y2,083.0      +12.3%       $18,113
 revenue
Operating income (loss)        (20.8)           90.5          -            787
Income (loss) before           (26.1)           87.9          -            765
 income taxes
Equity in net income of         19.7            21.1       +7.2            184
 affiliated companies
Net income                       1.7            73.7   +4,287.8            641

Net income per share of
 common stock
 - Basic                       Y1.68          Y73.50   +4,275.0          $0.64
 - Diluted                      1.60           70.09   +4,280.6           0.61

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. ("U.S. GAAP").

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y115=U.S.$1, the approximate Tokyo foreign exchange market rate as of September 28, 2007.


Consolidated Results for the Second Quarter Ended September 30, 2007
--------------------------------------------------------------------
Sales and operating revenue ("sales") increased 12.3% (a 9% increase on a local currency basis) compared with the same quarter of the previous fiscal year ("year-on-year"). (For all references herein to sales on a local currency basis.)

Electronics segment sales increased 20.7% (a 17% increase on a local currency basis). Products such as BRAVIA(TM) LCD televisions, VAIO(TM) PCs and Cyber-shot(TM) digital cameras contributed to the sales increase; however, sales declined for products such as LCD rear-projection televisions. In the Game segment, sales increased 42.9% year-on-year primarily as a result of the contribution to sales from PLAYSTATION(R)3 ("PS3"), which was released during the second half of the last fiscal year. In the Pictures segment, there was a 6.4% increase in sales primarily due to higher sales of theatrically released and made-for-television movies in the television market. In the Financial Services segment, revenue decreased by 6.3% year-on-year mainly due to a deterioration in net gains from investments in the separate account and in net valuation gains from convertible bonds in the general account at Sony Life Insurance Co., Ltd. ("Sony Life").

Operating income was Y90.5 billion ($787 million) compared to an operating loss of Y20.8 billion in the second quarter of the previous fiscal year.

In the Electronics segment, operating income increased significantly year-on-year mainly due to a Y51.2 billion provision recorded in the second quarter of the previous fiscal year for charges related to recalls by certain notebook computer makers and the subsequent global replacement program by Sony and certain notebook computer makers involving battery packs containing Sony-manufactured battery cells. In addition, an increase in sales of semiconductors to the Game segment and the positive impact from the depreciation of the yen against the U.S. dollar and the euro contributed to the increase. In the Game segment, operating loss increased primarily due to the loss arising from strategic pricing of PS3 at points lower than its production cost. In the Pictures segment, operating income improved mainly due to lower marketing expenses as a result of a decrease in the number of theatrical releases during the current quarter. In the Financial Services segment, there was a decrease in operating income mainly attributable to the deterioration in net valuation gains from convertible bonds in the general account at Sony Life. Operating income for the current quarter also includes a gain on the sale of a portion of the site of Sony's former headquarters of Y60.7 billion ($528 million).

Restructuring charges, which amounted to Y18.5 billion ($161 million) for the quarter compared to Y5.3 billion for the same quarter of the previous fiscal year, were recorded as operating expenses this quarter.
Substantially all of these restructuring charges in both years relate to the Electronics segment.

Income before income taxes was Y87.9 billion ($765 million) compared to a loss before income taxes of Y26.1 billion in the same quarter of the prior fiscal year. Despite an increase of loss on devaluation of securities investments, there was a slight improvement in the net effect of other income and expenses primarily due to the recording of a net foreign exchange gain in the current quarter versus the net foreign exchange loss recorded in the same quarter of the previous fiscal year.

Income taxes: During the current quarter, Sony recorded Y34.9 billion ($304 million) of income taxes resulting in an effective tax rate of 39.7%.

Equity in net income of affiliated companies increased 7.2% year-on-year to Y21.1 billion ($184 million). Sony recorded equity in net income for Sony Ericsson Mobile Communications AB ("Sony Ericsson") of Y21.1 billion ($183 million), a decrease of Y0.7 billion year-on-year. Sony recorded equity in net loss of Y0.5 billion ($4 million) for SONY BMG MUSIC ENTERTAINMENT ("SONY BMG"), an improvement of Y1.8 billion compared to the same quarter of the previous fiscal year, primarily due to lower marketing, overhead and restructuring costs. Equity in net loss of Y0.5 billion ($5 million) was recorded for S-LCD Corporation ("S-LCD"), a joint-venture with Samsung Electronics Co., Ltd., compared to equity in net income of Y2.9 billion in the same quarter of the previous fiscal year.

Sony did not record any equity gain or loss for Metro-Goldwyn-Mayer Inc. ("MGM") in the current quarter compared to equity in net loss of Y2.8 billion recorded in the same quarter of the prior fiscal year. As of March 31, 2007, Sony no longer has any book basis in MGM and accordingly, no additional losses are recorded.

As a result of the changes in the items discussed above, net income increased Y72.0 billion year-on-year to Y73.7 billion ($641 million).


Operating Performance Highlights by Business Segment
----------------------------------------------------

"Sales and operating revenue" in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. "Operating income (loss)" in each business segment represents operating income (loss) recorded before intersegment transactions and unallocated corporate expenses are eliminated.

Electronics
-----------
                                    (Billions of yen, millions of U.S. dollars)
                                             Second quarter ended September 30
                                   2006         2007      Change in       2007
                                                                yen
                               --------     --------       --------   --------
Sales and operating revenue    Y1,378.4     Y1,663.1          +20.7%   $14,461
Operating income                    8.0        106.9       +1,231.6%       930

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased by 20.7% year-on-year (a 17% increase on a local currency basis). Sales to outside customers increased 11.7% year-on-year. There was an increase in sales of products including BRAVIA LCD televisions, which experienced higher sales in all regions, VAIO PCs, which recorded favorable sales outside of Japan, and Cyber-shot digital cameras, which experienced favorable sales in all regions. On the other hand, there was a decrease in sales of products including LCD rear-projection televisions, the market for which is shrinking. There was also a significant increase in intersegment sales mainly due to increased sales of semiconductors to the Game segment.

Operating income of Y106.9 billion ($930 million) was recorded, a 1,231.6% increase year-on-year. This was primarily the result of a Y51.2 billion provision recorded in the second quarter of the previous fiscal year for charges related to the notebook computer battery pack recalls and subsequent global replacement program, as well as an increase in sales and a positive impact from the depreciation of the yen against the U.S. dollar and the euro. With regard to products within the Electronics segment, the improvement was mainly attributable to system LSIs, which saw an increase in sales of semiconductors for PS3, VAIO PCs, and Cyber-shot digital cameras. This was partially offset by a decrease in contribution from other products including LCD rear-projection televisions.

Inventory, as of September 30, 2007, was Y1,006.6 billion ($8,753 million), which increased Y35 billion, or 3.6%, compared with the level as of September 30, 2006 and an increase of Y78.2 billion, or 8.4%, compared with the level as of June 30, 2007.

Operating Results for Sony Ericsson Mobile Communications AB
------------------------------------------------------------

The following operating results for Sony Ericsson, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.


                                                        (Millions of euro)
                                               Quarter ended September 30
                                     2006          2007    Change in euro
                                 --------      --------          --------
Sales and operating revenue      EUR2,913      EUR3,108                +7%
Income before income taxes            433           384               -11
Net income                            298           267               -10

Sales for the current quarter increased by 7% year-on-year. Results were boosted by sales of successful models such as Walkman(R) and Cyber-shot phones. Income before income taxes for the current quarter was EUR384 million, representing a year-on-year decrease of 11%, which reflects the exceptional quarter Sony Ericsson experienced in 2006. Sony recorded equity in net income of Y21.1 billion ($183 million) for the current quarter.

Game
----
                                   (Billions of yen, millions of U.S. dollars)
                                            Second quarter ended September 30
                                   2006            2007   Change         2007
                                                          in yen
                               --------        --------  -------     --------
Sales and operating revenue      Y170.3          Y243.4    +42.9%      $2,117
Operating income (loss)           (43.5)          (96.7)       -         (841)


Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 42.9% year-on-year (a 38% increase on a local currency basis).

Hardware: Overall hardware sales increased as a result of the contribution to sales from PS3, which was released during the second half of last fiscal year, in addition to increased unit sales of PSP(R) (PlayStation(R)Portable) ("PSP"), of which a new slimmer, lighter model was released. Sales of PlayStation(R)2 ("PS2") were essentially unchanged year-on-year.

Software: Despite the contribution from PS3 software sales, overall software sales decreased as a result of a decrease in PS2 and PSP software sales.

An operating loss of Y96.7 billion ($841 million) was recorded, a Y53.2 billion deterioration year-on-year. This deterioration was primarily due to the loss arising from the strategic pricing of PS3 at points lower than its production cost and the increase in PS3-related inventory write-downs recorded during the current quarter compared to the same quarter of the previous year.

Worldwide hardware unit sales (increase/decrease year-on-year):*

 ->      PS2:      3.28 million units (a decrease of 0.13 million units)
 ->      PSP:      2.58 million units (an increase of 0.56 million units)
 ->      PS3:      1.31 million units

Worldwide software unit sales (decrease year-on-year):*

 ->      PS2:      38.0 million units (a decrease of 9.2 million units)
 ->      PSP:      12.6 million units (a decrease of 0.6 million units)
 ->      PS3:      10.3 million units

*Beginning with the quarter ended June 30, 2007, the method of reporting hardware and software unit sales has been changed from production shipments to recorded sales.

Inventory, as of September 30, 2007, was Y247.8 billion ($2,155 million), which represents a Y59.7 billion, or 31.7%, increase compared with the level as of September 30, 2006. This increase was primarily due to the buildup of finished goods inventory following the introduction of the PS3 platform in Japan, North America, and Europe. Inventory increased by Y20.8 billion, or 9.2%, compared with the level as of June 30, 2007.

Pictures
--------
                                    (Billions of yen, millions of U.S. dollars)
                                             Second quarter ended September 30
                                 2006           2007     Change in        2007
                                                               yen
                              -------        -------        ------     -------
Sales and operating revenue    Y178.2         Y189.6          +6.4%     $1,649
Operating income (loss)         (15.3)           2.7             -          23


Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results presented above are a yen-translation of the results of Sony Pictures Entertainment ("SPE"), a U.S.-based operation which aggregates the results of its worldwide subsidiaries. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results are specified as being on "a U.S. dollar basis."

Sales increased 6.4% year-on-year (a 5% increase on a U.S. dollar basis). Sales increased primarily due to higher sales of theatrically released and made-for-television movies in the television market, as well as higher advertising and subscription revenues from several of SPE's international channels. This was partially offset by a decrease in theatrical revenues due to fewer films released in the second quarter of the current fiscal year as compared to the same quarter of the prior year. The film that contributed most significantly to revenue during the quarter was Superbad.

Operating income of Y2.7 billion ($23 million) was recorded as compared to an operating loss of Y15.3 billion in the same quarter of the previous fiscal year. Operating income benefited from lower marketing expenses due to the fewer number of theatrical releases in the current quarter as well as higher sales of theatrically released and made-for-television movies in the television market, and higher advertising and subscription revenues from several of SPE's international channels. The results for the current quarter were negatively impacted by the U.S. theatrical underperformance of Across The Universe.

Financial Services
------------------
                                    (Billions of yen, millions of U.S. dollars)
                                             Second quarter ended September 30
                                 2006           2007         Change       2007
                                                             in yen
                              -------        -------        -------    -------
Financial service revenue      Y168.1         Y157.5           -6.3%    $1,370
Operating income                 24.6           23.1           -5.8        201

In Sony's Financial Services segment, results include Sony Financial Holdings Inc.("SFH"), Sony Life, Sony Assurance Inc., Sony Bank Inc. and Sony Finance International Inc. Also, unless otherwise specified, all amounts are reported on a U.S. GAAP basis. Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial service revenue decreased 6.3% year-on-year due to a decrease in revenue at Sony Life. Revenue at Sony Life was Y124.5 billion ($1,083 million), a Y19.7 billion or 13.6% decrease year-on-year. The main reason for this lower revenue was a deterioration in net gains from investments in the separate account and in net valuation gains from convertible bonds in the general account reflecting a decrease in the stock market this quarter compared with a rise in the market in the same quarter of the previous fiscal year, while there was an increase in insurance premium revenue reflecting an increase in policy amounts in force.

Operating income decreased 5.8% year-on-year as a result of a decrease at Sony Life. Operating income at Sony Life was Y17.7 billion ($154 million), a Y7.9 billion, or 30.9% decrease year-on-year. This decrease was mainly due to a deterioration in net valuation gains from convertible bonds in the general account, which more than offset the positive impact from increased insurance premium revenue at Sony Life.

On October 11, 2007, in connection with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the Tokyo Stock Exchange. Following this global offering, SFH remains a consolidated subsidiary with Sony Corporation as the majority shareholder.

All Other
---------
                                (Billions of yen, millions of U.S. dollars)
                                         Second quarter ended September 30
                                2006            2007     Change       2007
                                                         in yen
                              ------          ------     ------      -----
Sales and operating revenue    Y81.5           Y95.2      +16.8%      $828
Operating income                 6.5            10.8      +65.9         94

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 16.8% year-on-year. This increase was mainly due to an increase in album sales year-on-year at Sony Music Entertainment (Japan) Inc. ("SMEJ") as well as the consolidation of the U.S. music publishing company Famous Music LLC ("Famous Music") beginning in the current quarter. This business was acquired by Sony's U.S.-based music publishing subsidiary, Sony/ATV Music Publishing LLC ("Sony/ATV").

SMEJ's best-selling albums during the current quarter included ORANGE and RANGE by ORANGE RANGE, five-star by YUKI and TODAY by Angela Aki.

Operating income increased 65.9% year-on-year. This increase was principally a result of the increased sales recorded at SMEJ, an increase in trademark royalty income from Sony Ericsson, as well as higher fee revenue from new broadband subscribers at So-net Entertainment
Corporation.

Operating Results for SONY BMG MUSIC ENTERTAINMENT
--------------------------------------------------

The following operating results for SONY BMG, which is accounted for by the equity method, are not consolidated in Sony's consolidated financial statements. However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance.

                                                 (Millions of U.S. dollars)
                                                Quarter ended September 30
                                         2006        2007        Change in
                                                              U.S. dollars
                                        -----       -----            -----
Sales and operating revenue              $948        $851              -10%
Income (loss) before income taxes         (31)          8                -
Net income (loss)                         (39)         (8)               -

During the quarter ended September 30, 2007, sales at SONY BMG decreased by 10% year-on-year due to the continuing decline in the worldwide physical music market, as well as fewer major artist releases in the current year as compared to the prior year. Despite this decline in revenue, SONY BMG recorded income before income taxes of $8 million, as compared to a loss before income taxes of $31 million in the prior year primarily due to lower marketing, overhead and restructuring costs. Income before income taxes includes $18 million of restructuring charges, a decrease of $21 million year-on-year. As a result of a number of discrete items recorded in the quarter, including a reduction of deferred tax assets in Germany as a result of a recent tax rate change and a number of return to provision adjustments, SONY BMG recorded a net loss of $8 million. Sony's 50% share of the net loss amounting to Y0.5 billion ($4 million) was recorded as equity in net income (loss) of affiliated companies. Best selling albums during the quarter included Bruce Springsteen's Magic, Foo Fighters' Echoes, Silence, Patience & Grace, and Kenny Chesney's Just Who I Am: Poets & Pirates.

In August 2004, Sony combined its music business outside Japan with the recorded music business of Bertelsmann AG, forming SONY BMG, upon approval from, among others, the European Commission competition authorities. On December 3, 2004, an association of independent recorded music companies applied for annulment of the decision to clear the merger. On July 13, 2006, the Court of First Instance overruled the Commission's decision to allow the merger to go forward, requiring the Commission to re-examine the merger. On October 3, 2007, the Commission completed its re-examination of the merger and rendered a decision confirming the conclusion reached in 2004 that the transaction raised no competition concerns.

Cash Flows
----------

The following charts show Sony's unaudited condensed statements of cash flows for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony's consolidated financial statements. However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that these presentations may be useful in understanding and analyzing Sony's consolidated financial statements.

Cash Flows - Consolidated (Excluding Financial Services segment)
----------------------------------------------------------------

                                  (Billions of yen, millions of U.S. dollars)
                                               Six months ended September 30
Cash flows                         2006          2007      Change       2007
                                                           in yen
                                -------       -------    --------    -------
- From operating activities     Y(191.2)      Y(130.5)     Y+60.7    $(1,135)
- From investing activities      (217.5)       (154.3)      +63.2     (1,342)
- From financing activities       191.2         219.4       +28.2      1,907
Cash and cash equivalents at      585.5         522.9       -62.6      4,547
 beginning of the fiscal year
Cash and cash equivalents         363.9         455.1       +91.2      3,958
 at September 30

Operating Activities: During the six months ended September 30, 2007, although net income was recorded, cash flows from operating activities resulted in a net use of cash due to an increase in inventory mainly within the Electronics and Game segments in preparation for the year-end sales season.

Investing Activities: During the six months ended September 30, 2007, although cash was generated from the sale of a portion of the site of Sony's former headquarters, cash was used for the purchase of fixed assets, principally semiconductor fabrication equipment, within the Electronics segment and the acquisition of U.S. music publishing company Famous Music by Sony/ATV.

As a result, total net cash used by operating activities and used in investing activities during the six months ended September 30, 2007 was Y284.9 billion ($2,477 million).

Financing Activities: During the six months ended September 30, 2007, financing was carried out principally through the issuance of commercial paper. These sources were partially offset by cash used to redeem straight bonds and for dividend payments.

Cash and Cash Equivalents: As a result of the above factors, and taking into account the effect of foreign currency exchange rate fluctuations, the total balance of cash and cash equivalents was Y455.1 billion ($3,958 million) at September 30, 2007, a decrease of Y67.7 billion compared to March 31, 2007 and an increase of Y91.2 billion compared to September 30, 2006.

Cash Flows - Financial Services segment
---------------------------------------

                                  (Billions of yen, millions of U.S. dollars)
                                               Six months ended September 30
Cash flows                         2006          2007      Change       2007
                                                           in yen
                                 ------        ------      ------      -----
- From operating activities      Y121.8         Y67.1      Y-54.7       $584
- From investing activities      (113.2)       (388.7)     -275.5     (3,379)
- From financing activities        65.2         216.4      +151.2      1,881
Cash and cash equivalents at      117.6         277.0      +159.4      2,408
 beginning of the fiscal year
Cash and cash equivalents         191.4         171.9       -19.6      1,494
 at September 30

Operating Activities: Net cash provided by operating activities was generated due to an increase in revenue from insurance premiums, primarily reflecting an increase in policy amounts in force at Sony Life.

Investing Activities: Payments for investments and advances mainly carried out at Sony Life exceeded proceeds from maturities of marketable securities, sales of securities investments and collections of advances.

Financing Activities: In addition to an increase in policyholders' accounts at Sony Life, there was an increase in deposits from customers in the banking business.

Cash and Cash Equivalents: As a result of the above, the balance of cash and cash equivalents was Y171.9 billion ($1,494 million) at September 30, 2007, a decrease of Y105.2 billion compared to March 31, 2007 and a decrease of Y19.6 billion compared to September 30, 2006.

Note
----

During the quarter ended September 30, 2007, the average value of the yen was Y116.9 against the U.S. dollar and Y160.4 against the euro, which was 1.4% lower against the U.S. dollar and 8.6% lower against the euro, compared with the average rates for the same quarter of the previous fiscal year. Sales on a local currency basis described herein reflect sales obtained by applying the yen's monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter. Sales on a local currency basis are not reflected in Sony's financial statements and are not measures conforming with U.S. GAAP. In addition, Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that sales on a local currency basis provide additional useful analytical information to investors regarding operating performance.

Rewarding Shareholders
----------------------

Sony believes that continuously increasing corporate value and providing dividends are essential to rewarding shareholders. It is Sony's policy to utilize retained earnings, after ensuring the perpetuation of stable dividends, to carry out various investments that contribute to an increase in corporate value such as those that ensure future growth and strengthen competitiveness.

An interim cash dividend of Y12.5 ($0.11) per share (the same as the amount paid in the previous fiscal year) payable as of December 3, 2007 was approved by the Board of Directors today.

Outlook for the Fiscal Year ending March 31, 2008
-------------------------------------------------

Sony's consolidated results forecast for the fiscal year ending March 31, 2008, as announced on July 26, 2007, has been revised as per the table below:

                                                              (Billions of yen)
                                                                    Change from
                               Current    Change from      July  March 31, 2007
                              Forecast  July Forecast  Forecast  Actual Results
                              --------        -------   -------          ------
Sales and operating revenue     Y8,980             +2%   Y8,780              +8%
Operating income                   450             +2       440            +527
(Restructuring charges
 recorded as operating expenses     45            +29        35             +16)
Income before income taxes         500            +19       420            +390
Equity in net income of
 affiliated companies               90            +13        80             +14
Net income                         330             +3       320            +161

Assumed foreign currency exchange rates for the remainder of the fiscal year: approximately Y115 to the U.S. dollar and approximately Y160 to the euro.

The principal reasons for the revisions are as follows:

1. Second quarter results as a whole exceeded our previous July forecast.

2. Sales are expected to slightly exceed the July forecast for the second half. Regarding the operating income forecast for the second half, we expect lower income in the Game segment as compared to our July forecast and certain additional one-time gains that were not incorporated in our July forecast.

3. A Y10 billion increase in the forecast for restructuring charges compared to the July forecast mainly attributed to additional impairment charges for manufacturing facilities for rear-projection televisions.

4. In connection with the initial public offering of SFH and its concurrent listing on the Tokyo Stock Exchange discussed above, we expect to record a gain in income before income taxes of approximately Y75 billion and net income of approximately Y11 billion in the third quarter. However, we also expect consolidated net income to be offset by the expected increase in minority interest arising from the initial public offering of SFH.

5. A Y10 billion increase in the forecast of equity in net income of affiliated companies mainly due to better than anticipated results during the start-up period of production of 8th generation LCD panels at S-LCD.

Our forecast for capital expenditures, depreciation and amortization, and research and development expenses, as per the table below, is unchanged from the July 26, 2007 forecast.

                                                              (Billions of yen)
                                                       previous    Change from
                                                    fiscal year       Forecast
                                                          -----          -----
Capital expenditures (additions to fixed assets) *         Y440             +6%
Depreciation and amortization**                             430             +7
(Depreciation expenses for tangible assets                  350            +11)
Research and development expenses                           550             +1

* Investments in S-LCD are not included within the forecast for capital expenditures.
** The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

Cautionary Statement
--------------------
Statements made in this release with respect to Sony's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as "believe," "expect," "plans," "strategy," "prospects," "forecast," "estimate," "project," "anticipate," "aim," "may" or "might" and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony's markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony's ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony's ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony's ability to implement successfully personnel reduction and other business reorganization activities in its Electronics segment; (vi) Sony's ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony's continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony's ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony's joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; and (xi) shifts in customer demand for financial services such as life insurance and Sony's ability to conduct successful asset liability management in the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.



(Unaudited)
Consolidated Financial Statements
---------------------------------
Consolidated Balance Sheets
---------------------------

                                    (Millions of yen, millions of U.S. dollars)
                                                      September 30
                                                                      March 31
  ASSETS            2006        2007    Change from 2006      2007        2007
              ----------  ----------  ------------------  -------- -----------
Current
assets:
  Cash       Y   555,330 Y   626,984 Y   +71,654  +12.9%  $  5,452 Y   799,899
   and
   cash
   equi-
   valents
  Marketable     471,332     495,143     +23,811   +5.1      4,306     493,315
   securities
  Notes and    1,233,207   1,429,133    +195,926  +15.9     12,427   1,490,452
   accounts
   receivable,
   trade
  Allowance      (82,340)   (106,207)    -23,867  +29.0       (924)   (120,675)
   for
   doubtful
   accounts and
   sales
   returns
  Inventories  1,152,646   1,262,152    +109,506   +9.5     10,975     940,875
  Deferred       251,374     257,480      +6,106   +2.4      2,239     243,782
   income
   taxes
  Prepaid        636,325   1,029,310    +392,985  +61.8      8,951     699,075
   expenses
   and other
   current
   assets
              ----------  ---------- -----------          -------- -----------
               4,217,874   4,993,995    +776,121  +18.4     43,426   4,546,723

Film costs       370,905     319,936     -50,969  -13.7      2,782     308,694

Investments and
 advances:
  Affiliated     339,702     434,159     +94,457  +27.8      3,775     448,169
   companies
  Securities   3,310,692   3,636,241    +325,549   +9.8     31,620   3,440,567
   investments
   and
   other
              ----------  ---------- -----------          -------- -----------
               3,650,394   4,070,400    +420,006  +11.5     35,395   3,888,736

Property,
 plant and
 equipment:
  Land           172,242     168,985      -3,257   -1.9      1,469     167,493
  Buildings      939,040     992,839     +53,799   +5.7      8,633     978,680
  Machinery    2,437,235   2,555,014    +117,779   +4.8     22,218   2,479,308
   and
   equipment
  Construction    93,568      62,710     -30,858  -33.0        545      64,855
   in progress
  Less-       (2,200,498) (2,366,962)   -166,464   +7.6    (20,582) (2,268,805)
   Accumulated
   depreciation
              ----------  ---------- -----------          -------- -----------
               1,441,587   1,412,586     -29,001   -2.0     12,283   1,421,531

Other assets:
  Intangibles,   213,422     274,229     +60,807  +28.5      2,385     233,255
   net
  Goodwill       300,627     306,837      +6,210   +2.1      2,668     304,669
  Deferred       389,695     399,244      +9,549   +2.5      3,472     394,117
   insurance
   acquisition
   costs
  Deferred       159,563     231,074     +71,511  +44.8      2,009     216,997
   income
   taxes
  Other          399,578     462,559     +62,981  +15.8      4,022     401,640
              ----------  ---------- -----------          -------- -----------
               1,462,885   1,673,943    +211,058  +14.4     14,556   1,550,678
              ----------  ---------- -----------          -------- -----------
             Y11,143,645 Y12,470,860 Y+1,327,215  +11.9% $ 108,442 Y11,716,362
              ----------  ---------- -----------          -------- -----------

  LIABILITIES AND STOCKHOLDERS' EQUITY
Current
 liabilities:
  Short-term Y   247,953 Y   303,338 Y   +55,385  +22.3% $   2,638 Y    52,291
   borrowings
  Current        111,620      23,797     -87,823  -78.7        207      43,170
    portion
    of
    long-term
    debt
  Notes and      975,543   1,186,260    +210,717  +21.6     10,315   1,179,694
   accounts
   payable,
   trade
  Accounts       908,378     974,155     +65,777   +7.2      8,471     968,757
   payable,
   other
   and accrued
   expenses
  Accrued         26,810     115,347     +88,537 +330.2      1,003      70,286
   income
   and other
   taxes
  Deposits       682,717     888,443    +205,726  +30.1      7,726     752,367
   from
   customers
   in the
   banking
   business
  Other          490,134     485,296      -4,838   -1.0      4,219     485,287
              ----------  ---------- -----------          -------- -----------
               3,443,155   3,976,636    +533,481  +15.5     34,579   3,551,852

Long-term
 liabilities:
  Long-term      868,231   1,015,239    +147,008  +16.9      8,828   1,001,005
   debt
  Accrued        169,667     180,245     +10,578   +6.2      1,567     173,474
   pension
   and
   severance
   costs
  Deferred       238,021     293,538     +55,517  +23.3      2,553     261,102
   income
   taxes
  Future       2,880,479   3,182,692    +302,213  +10.5     27,676   3,037,666
   insurance
   policy
   benefits
   and other
  Other          267,088     277,055      +9,967   +3.7      2,409     281,589
              ----------  ---------- -----------          -------- -----------
               4,423,486   4,948,769    +525,283  +11.9     43,033   4,754,836

Minority          40,259      36,597      -3,662   -9.1        318      38,970
 interes in
 consolidated
 subsidiaries

Stockholders'
 equity:
  Capital        625,194     629,243      +4,049   +0.6      5,472     626,907
   stock
  Additional   1,139,185   1,147,507      +8,322   +0.7      9,978   1,143,423
   paid-in
   capital
  Retained     1,620,312   1,842,655    +222,343  +13.7     16,023   1,719,506
   earnings
  Accumulated   (144,619)   (106,542)    +38,077  -26.3      (926)    (115,493)
   other
   comprehensive
   income
  Treasury        (3,327)     (4,005)       -678  +20.4       (35)      (3,639)
   stock,
   at cost
              ----------  ---------- -----------          -------- -----------
               3,236,745   3,508,858    +272,113   +8.4     30,512   3,370,704
              ----------  ---------- -----------          -------- -----------
             Y11,143,645 Y12,470,860 Y+1,327,215  +11.9%  $108,442 Y11,716,362
              ----------  ---------- -----------          -------- -----------


Consolidated Statements of Income
---------------------------------

          (Millions of yen, millions of U.S. dollars, except per share amounts)
                                                                        Fiscal
                                                                          year
                                                                         ended
                              Second quarter ended    September 30    March 31
                    2006        2007     Change from 2006     2007        2007
              ----------  ----------  ------------------- -------- -----------
Sales and
 operating
 revenue:
  Net sales  Y 1,667,547 Y 1,903,932 Y  +236,385    +14.2% $16,556 Y 7,567,359
  Financial      162,198     151,109     -11,089     -6.8    1,314     624,282
   service
   revenue
  Other           24,434      27,996      +3,562    +14.6      243     104,054
   operating
   revenue
              ----------  ---------- -----------          -------- -----------
               1,854,179   2,083,037    +228,858    +12.3   18,113   8,295,695
Costs and
 expenses:
  Cost of      1,286,412   1,504,207    +217,795    +16.9   13,080   5,889,601
   sales
  Selling,       449,250     410,213     -39,037     -8.7    3,567   1,788,427
   general
   and
   administrative
  Financial      137,623     125,697     -11,926     -8.7    1,093     540,097
   service
   expenses
  (Gain) loss      1,727     (47,550)    -49,277        -     (414)      5,820
   on sale,
   disposal or
   impairment of
   assets, net
              ----------  ---------- -----------          -------- -----------
               1,875,012   1,992,567    +117,555     +6.3   17,326   8,223,945

Operating        (20,833)     90,470    +111,303        -      787      71,750
 income (loss)

Other income:
  Interest and     4,848       5,235        +387     +8.0       46      28,240
   dividends
  Foreign              -       7,904      +7,904        -       69           -
   exchange
   gain, net
  Gain on sale       551           -        -551        -        -      14,695
   of securities
   investments,
   net
  Gain on change   2,029          14      -2,015    -99.3        0      31,509
   in interest
   in
   subsidiaries
   and equity
   investees
  Other            5,664       4,528      -1,136    -20.1       39      20,738
              ----------  ---------- -----------          -------- -----------
                  13,092      17,681      +4,589    +35.1      154      95,182

Other expenses:
  Interest         5,974       6,493        +519     +8.7       57      27,278
  Loss on            734       9,364      +8,630 +1,175.7       81       1,308
   devaluation
   of securities
   investments
  Loss on sales        -          38         +38        -        0           -
   of securities
   investments,
   net
  Foreign          6,036           -      -6,036        -        -      18,835
   exchange
   loss, net
  Other            5,637       4,332      -1,305    -23.2       38      17,474
              ----------  ---------- -----------          -------- -----------
                  18,381      20,227      +1,846    +10.0      176      64,895

Income (loss)    (26,122)     87,924    +114,046        -      765     102,037
 before income
 taxes

  Income taxes    (7,551)     34,879     +42,430        -      304      53,888
              ----------  ---------- -----------          -------- -----------

Income (loss)    (18,571)     53,045     +71,616        -      461      48,149
 before minority
 interest and
 equity in net
 income of
 affiliated
 companies

  Minority          (530)        476      +1,006        -        4         475
   interest
   in income
   (loss) of
   consolidated
   subsidiaries

  Equity in net   19,721      21,146      +1,425     +7.2      184      78,654
   income of
   affiliated
   companies
              ----------  ---------- -----------          -------- -----------
Net income   Y     1,680 Y    73,715 Y   +72,035 +4,287.8  $   641 Y   126,328
              ----------  ---------- -----------          -------- -----------

Per share data:
  Common stock
   Net income
    - Basic  Y      1.68 Y     73.50 Y    +71.82 +4,275.0  $  0.64 Y    126.15
    - Diluted       1.60       70.09      +68.49 +4,280.6     0.61      120.29


           (Millions of yen, millions of U.S. dollars, except per share amounts)
                                                                         Fiscal
                                                                           year
                                                                          ended
                                      Six months ended September 30    March 31
                    2006        2007      Change from 2006     2007        2007
              ----------  ----------   ------------------- -------- -----------
Sales and
 operating
 revenue:
  Net sales  Y 3,267,083 Y 3,672,084 Y  +405,001     +12.4% $31,931 Y 7,567,359
  Financial      280,738     328,161     +47,423     +16.9    2,853     624,282
   service
   revenue
  Other           50,594      59,302      +8,708     +17.2      516     104,054
   operating
   revenue
              ----------  ---------- -----------           -------- -----------
               3,598,415   4,059,547    +461,132     +12.8   35,300   8,295,695
Costs and
 expenses:
  Cost of      2,498,491   2,833,109    +334,618     +13.4   24,636   5,889,601
   sales
  Selling,       833,137     814,337     -18,800      -2.3    7,081   1,788,427
   general
   and
   administrative
  Financial      251,574     271,118     +19,544      +7.8    2,357     540,097
   service
   expenses
  (Gain) loss      8,998     (48,810)    -57,808         -     (424)      5,820
   on sale,
   disposal or
   impairment of
   assets, net
              ----------  ---------- -----------           -------- -----------
               3,592,200   3,869,754    +277,554      +7.7   33,650   8,223,945

Operating          6,215     189,793    +183,578  +2,953.8    1,650      71,750
 income

Other income:
  Interest and    11,942      14,695      +2,753     +23.1      128      28,240
   dividends
  Gain on sale     4,452       1,342      -3,110     -69.9       12      14,695
   of securities
   investments,
   net
  Gain on change  20,075          14     -20,061     -99.9        0      31,509
   in interest
   in
   subsidiaries
   and equity
   investees
  Other           10,431      10,980        +549      +5.3       95      20,738
              ----------  ---------- -----------           -------- -----------
                  46,900      27,031     -19,869     -42.4      235      95,182

Other expenses:
  Interest        11,385      13,537      +2,152     +18.9      117      27,278
  Loss on            750       9,405      +8,655  +1,154.0       82       1,308
   devaluation
   of securities
   investments
  Foreign          3,494      11,012      +7,518    +215.2       96      18,835
   exchange
   loss, net
  Other            9,580      11,188      +1,608     +16.8       97      17,474
              ----------  ---------- -----------           -------- -----------
                  25,209      45,142     +19,933     +79.1      392      64,895

Income before     27,906     171,682    +143,776    +515.2    1,493     102,037
 income taxes

  Income taxes    17,216      74,529     +57,313    +332.9      648      53,888
              ----------  ---------- -----------           -------- -----------

Income before     10,690      97,153     +86,463    +808.8      845      48,149
 minority
 interest and
 equity in net
 income of
 affiliated
 companies

  Minority            62          94         +32     +51.6        1         475
   interest
   in income of
   consolidated
   subsidiaries

  Equity in net   23,343      43,111     +19,768     +84.7      375      78,654
   income of
   affiliated
   companies
              ----------  ---------- -----------           -------- -----------
Net income   Y    33,971 Y   140,170  Y +106,199    +312.6 $  1,219 Y   126,328
              ----------  ---------- -----------           -------- -----------

Per share data:
  Common stock
   Net income
    - Basic  Y     33.93 Y    139.79  Y  +105.86    +312.0 $   1.22 Y    126.15
    - Diluted      32.36      133.22     +100.86    +311.7     1.16      120.29


Consolidated Statements of Changes in Stockholders' Equity
----------------------------------------------------------

                                                               (Millions of yen)
           Common   Additional     Retained      Accumu-  Treasury        Total
            stock      paid-in     earnings        lated    stock,
                       capital                     other   at cost
                                                 compre-
                                                 hensive
                                                  income
------  ----------  -----------  -----------  ----------  --------  -----------
Balance  Y 624,124  Y 1,136,638  Y 1,602,654  Y (156,437) Y (3,127) Y 3,203,852
 at
 March
 31, 2006
Exercise       478          478                                             956
 of stock
 acquisition
 rights
Conversion     592          592                                           1,184
 of
 convertible
 bonds
Stock based               1,472                                           1,472
 compensation

Comprehensive
 income:
  Net                                 33,971                             33,971
   income
  Cumulative                          (3,785)                            (3,785)
   effect of
   an
   accounting
   change, net
   of tax
  Other
   comprehensive
   income, net of
   tax
    Unrealized                                   (21,689)               (21,689)
     gains on
     securities
    Unrealized                                    (1,026)                (1,026)
     losses on
     derivative
     instruments
    Minimum                                       (2,647)                (2,647)
     pension
     liability
     adjustment
    Foreign                                       37,180                 37,180
     currency
     translation
     adjustments
                                                                    -----------
  Total                                                                  42,004
   comprehensive
   income
                                                                    -----------
Stock issue                              (11)                               (11)
 costs, net of
 tax
Dividends                            (12,517)                           (12,517)
 declared
Purchase of                                                   (226)        (226)
 treasury
 stock
Reissuance of                 5                                 26           31
 treasury
 stock
------  ----------  -----------  -----------  ----------  --------  -----------
Balance  Y 625,194  Y 1,139,185  Y 1,620,312  Y (144,619) Y (3,327) Y 3,236,745
 at
 September
 30, 2006
------  ----------  -----------  -----------  ----------  --------  -----------
Balance  Y 626,907  Y 1,143,423  Y 1,719,506  Y (115,493) Y (3,639) Y 3,370,704
 at
 March
 31, 2007
Exercise     2,237        2,307                                           4,544
 of stock
 acquisition
 rights
Conversion      99           99                                             198
 of
 convertible
 bonds
Stock based               1,671                                           1,671
compensation

Comprehensive
 income:
  Net income                         140,170                            140,170
  Cumulative                          (4,452)                            (4,452)
   effect of an
   accounting
   change,
   net of tax
  Other
   comprehensive
   income, net of
   tax
    Unrealized                                     6,668                  6,668
     gains on
     securities
    Unrealized                                       421                    421
     losses on
     derivative
     instruments
    Pension                                          544                    544
     liability
     adjustment
    Foreign                                        1,318                  1,318
     currency
     translation
     adjustments
                                                                    -----------
  Total                                                                 144,669
   comprehensive
   income
                                                                    -----------

Stock issue                              (32)                               (32)
 costs, net
 of tax
Dividends                            (12,537)                           (12,537)
 declared
Purchase of                                                   (387)        (387)
 treasury
 stock
Reissuance                    7                                 21           28
 of
 treasury
 stock
------  ----------  -----------  -----------  ----------  --------  -----------
Balance  Y 629,243  Y 1,147,507  Y 1,842,655  Y (106,542) Y (4,005) Y 3,508,858
 at
 September
 30, 2007
------  ----------  -----------  -----------  ----------  --------  -----------


                                                      (Millions of U.S. dollars)
           Common   Additional     Retained      Accumu-  Treasury        Total
            stock      paid-in     earnings        lated    stock,
                       capital                     other   at cost
                                                 compre-
                                                 hensive
                                                  income
------  ----------  -----------  -----------  ----------  --------  -----------
Balance  $   5,451  $     9,943  $    14,952  $   (1,004) $    (32) $    29,310
 at
 March
 31,
 2007
Exercise        20           20                                              40
 of stock
 acquisition
 rights
Conversion       1            1                                               2
 of
 convertible
 bonds
Stock based                  14                                              14
 compensation

Comprehensive
 income:
  Net income                           1,219                              1,219
  Cumulative                             (39)                               (39)
   effect of an
   accounting
   change, net
   of tax
  Other
   comprehensive
   income,
   net of tax
    Unrealized                                        58                     58
     gains
     on
     securities
    Unrealized                                         4                      4
     losses
     on
     derivative
     instruments
    Pension                                            5                      5
     liability
     adjustment
    Foreign                                           11                     11
     currency
     translation
     adjustments
                                                                    -----------
  Total                                                                   1,258
   comprehensive
   income
                                                                    -----------
Stock                                    (0)                                 (0)
 issue
 costs,
 net of
 tax
Dividends                              (109)                               (109)
 declared
Purchase of                                                    (3)           (3)
 treasury
 stock
Reissuance of                 0                                 0             0
 treasury
 stock
------  ----------  -----------  -----------  ----------  --------  -----------
Balance $    5,472  $     9,978  $    16,023  $     (926) $    (35) $    30,512
 at
 September
 30,
 2007
------  ----------  -----------  -----------  ----------  --------  -----------

                                                               (Millions of yen)
           Common   Additional     Retained      Accumu-  Treasury        Total
            stock      paid-in     earnings        lated    stock,
                       capital                     other   at cost
                                                 compre-
                                                 hensive
                                                  income
------  ----------  -----------  -----------  ----------  --------  -----------
Balance Y  624,124  Y 1,136,638  Y 1,602,654  Y (156,437) Y (3,127) Y 3,203,852
 at
 March
 31,
 2006
Exercise     2,175        2,175                                           4,350
 of stock
 acquisition
 rights
Conversion of  608          608                                           1,216
 of
 convertible
 bonds
Stock                     3,993                                           3,993
 based
 compensation

Comprehensive
 income:
  Net income                         126,328                            126,328
  Cumulative                          (3,785)                            (3,785)
   effect of an
   accounting
   change,
   net of
   tax
  Other
   comprehensive
   income,
   net of
   tax
    Unrealized                                   (14,708)               (14,708)
     gains on
     securities
    Unrealized                                       974                    974
     losses on
     derivative
     instruments
    Minimum                                       (2,754)                (2,754)
     pension
     liability
     adjustment
    Foreign                                       86,313                 86,313
     currency
     translation
     adjustments
                                                                    -----------
  Total                                                                 192,368
   comprehensive
   income
                                                                    -----------
Stock                                    (22)                               (22)
 issue costs,
 net of tax
Dividends                            (25,042)                           (25,042)
 declared
Purchase                                                      (558)        (558)
 of
 treasury
 stock
Reissuance                    9                                 46           55
 of
 treasury
 stock
Adoption                                          (9,508)                (9,508)
 of FAS
 No.158,
 net of tax
Other                                 19,373     (19,373)                     -
------  ----------  -----------  -----------  ----------  --------  -----------
Balance Y  626,907  Y 1,143,423  Y 1,719,506  Y (115,493) Y (3,639) Y 3,370,704
 at
 March
 31,
 2007
------  ----------  -----------  -----------  ----------  --------  -----------


Consolidated Statements of Cash Flows
-------------------------------------

                                    (Millions of yen, millions of U.S. dollars)
                                                                        Fiscal
                                                                          year
                                                                         ended
                                  Six months ended September 30       March 31
                                 2006          2007        2007           2007
                          -----------   -----------   ---------    -----------
Cash flows from operating
activities:
  Net income              Y    33,971   Y   140,170   $   1,219    Y   126,328
  Adjustments to
   reconcile net income
   to net cash provided by
   (used in) operating
   activities:
    Depreciation and          184,919       204,576       1,779        400,009
     amortization,
     including
     amortization of
     deferred insurance
     acquisition costs
    Amortization of film      148,714       163,160       1,419        368,382
     costs
    Stock-based compensation    1,468         1,798          16          3,838
     expense
    Accrual for pension and    (8,479)      (10,468)        (91)       (22,759)
     severance costs, less
     payments
    (Gain) loss on sale,        8,998       (48,810)       (424)         5,820
     disposal or impairment
     of assets, net
    Gain on sale or loss on    (3,702)        8,063          70        (13,387)
     devaluation of securities
     investments, net
    (Gain) loss on revaluation  3,864         4,114          36        (11,857)
     of marketable securities
     held in the financial
     service business for
     trading purpose, net
    Gain on change in         (20,075)          (14)         (0)       (31,509)
     interest in
     subsidiaries and
     equity investees
    Deferred income taxes      (4,575)      (17,605)       (153)       (13,193)
    Equity in net (income)    (21,987)        2,410          21        (68,179)
     losses of affiliated
     companies, net of
     dividends
    Changes in assets and
     liabilities:
      (Increase) decrease in (154,431)       47,824         416       (357,891)
       notes and accounts
       receivable, trade
      Increase in            (338,190)     (320,912)     (2,791)      (119,202)
       inventories
      Increase in film       (157,992)     (181,942)     (1,582)      (320,079)
       costs
      Increase in notes       159,742         6,249          54        362,079
       and accounts payable,
       trade
      Increase (decrease)     (49,918)       55,494         483        (14,396)
       in accrued income
       and other taxes
      Increase in future       76,270        78,603         684        172,498
       insurance policy
       benefits and other
      Increase in deferred    (30,152)      (33,172)       (288)       (61,563)
       insurance acquisition
       costs
      (Increase) decrease in   18,874       (45,649)       (397)        31,732
       marketable securities
       held in the financial
       service business for
       trading purpose
      Increase in other       (26,462)      (95,484)       (831)       (35,133)
       current assets
      Increase in other        37,034        28,464         247         73,222
       current liabilities
    Other                      69,334       (55,904)       (487)        86,268
                          -----------   -----------   ---------    -----------
      Net cash provided       (72,775)      (69,035)       (600)       561,028
       by (used in)
       operating activities
                          -----------   -----------   ---------    -----------
Cash flows from investing
 activities:
  Payments for purchases     (258,061)     (232,311)     (2,020)      (527,515)
   of fixed assets
  Proceeds from sales of       25,098        73,898         643         87,319
   fixed assets
  Payments for investments   (470,577)     (939,979)     (8,174)      (914,754)
   and advances by financial
   service business
  Payments for investments    (32,751)      (71,472)       (621)      (100,152)
   and advances (other than
   financial service
   business)
  Proceeds from maturities    374,782       569,844       4,955        679,772
   of marketable securities,
   sales of securities
   investments and
   collections of advances
   by financial service
   business
  Proceeds from maturities      4,139        44,735         389         22,828
   of marketable securities,
   sales of securities
   investments and collections
   of advances (other than
   financial service
   business)
  Proceeds from sales of       32,165           928           7         43,157
   subsidiaries' and equity
   investees' stocks
  Other                           667         5,506          48         (6,085)
                          -----------   -----------   ---------    -----------
      Net cash used in       (324,538)     (548,851)     (4,773)      (715,430)
       investing activities
                          -----------   -----------   ---------    -----------
Cash flows from financing
 activities:
  Proceeds from issuance of   125,047        22,867         199        270,780
   long-term debt
  Payments of long-term      (103,479)      (23,697)       (206)      (182,374)
   debt
  Increase in short-term      187,021       242,231       2,106          6,096
   borrowings
  Increase in deposits        142,793       202,568       1,761        273,435
   from customers in the
   financial service
   business
  Increase (decrease) in      (87,700)       14,000         122       (100,700)
   call money and bills
   sold in the banking
   business
  Dividends paid              (12,514)      (12,537)       (109)       (25,052)
  Proceeds from issuance        2,140         4,742          41          5,566
   of shares under stock-
   based compensation plans
  Other                           309        (2,982)        (25)           152
                          -----------   -----------   ---------    -----------
      Net cash provided by    253,617       447,192       3,889        247,903
       financing activities
                          -----------   -----------   ---------    -----------

Effect of exchange rate        (4,072)       (2,221)        (19)         3,300
 changes on cash and cash
 equivalents
                          -----------   -----------   ---------    -----------
Net increase (decrease)      (147,768)     (172,915)     (1,503)        96,801
 in cash and cash
 equivalents
Cash and cash equivalents     703,098       799,899       6,955        703,098
 at beginning of the
 fiscal year
                          -----------   -----------   ---------    -----------
Cash and cash equivalents Y   555,330   Y   626,984   $   5,452    Y   799,899
 at the end of the period
                          -----------   -----------   ---------    -----------


(Notes)
1. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of Y115 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 28, 2007.

2. As of September 30, 2007, Sony had 990 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 63 affiliated companies.

3. Weighted-average number of outstanding shares used for computation of earnings per share of common stock are as follows. The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares
---------------------------------------------
                                                     (Thousands of shares)
                                        Second quarter ended September 30
                                               2006                  2007
                                          ---------             ---------
Net income
 - Basic                                  1,001,293             1,002,981
 - Diluted                                1,049,549             1,051,680

Weighted-average number of outstanding shares
---------------------------------------------
                                                     (Thousands of shares)
                                            Six months ended September 30
                                               2006                  2007
                                          ---------             ---------
Net income
 - Basic                                  1,001,250             1,002,739
 - Diluted                                1,049,803             1,052,172

4. In September 2005, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") issued the Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts." SOP 05-1 provides guidance on accounting for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sales of Investments." Sony adopted SOP 05-1 on April 1, 2007. The adoption of SOP 05-1 did not have a material impact on Sony's results of operations and financial position.

5. In March 2006, the Financial Accounting Standards Board ("FASB") issued FAS No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140." This statement amends FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" with respect to the accounting for separately recognized servicing assets and servicing liabilities. Sony adopted FAS No. 156 on April 1, 2007. The adoption of FAS No. 156 did not have a material impact on Sony's results of operations and financial position.

6.        In June 2006, the FASB issued FASB Interpretation ("FIN") No.
48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109."

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS No. 109, "Accounting for Income Taxes." FIN No. 48 prescribes a minimum recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Sony adopted FIN No. 48 effective April 1, 2007. As a result of the adoption of FIN No. 48, a charge against beginning retained earnings totaling Y4,452 million ($36 million) was recorded. As of April 1, 2007, total unrecognized tax benefits were Y223,857 million ($1,820 million). If Sony were to prevail on all unrecognized tax benefits recorded, Y129,632 million ($1,054 million) of the Y223,857 million would reduce the effective tax rate. Given the uncertainty regarding when tax authorities will complete their examinations, the items subject to their examinations and the possible outcomes of their examinations, an accurate estimate of significant increases or decreases that may occur within the next twelve months cannot be made at this time. Based on the items of which Sony is aware, any change to the unrecognized tax benefits that, if recognized, would affect the effective tax rate is not expected to be significant.

Interest associated with a liability for unrecognized tax benefits is included in interest expense. At April 1, 2007, Sony had an accrual of Y7,899 million ($64 million) related to interest recorded as accrued expenses (before any tax benefits related thereto).

Penalties associated with income taxes are recorded within income tax expense. At April 1, 2007, Sony had an accrual of Y3,696 million ($30 million) related to penalties recorded as a component of other non-current liabilities.

For the second quarter and the six-months ended September 30, 2007, there were no material changes to the tax assets and liabilities resulting in a significant change to the effective income tax rate for the respective periods attributed to changes in Sony's uncertain tax positions under FIN No. 48.

Sony is subject to income tax examinations for Japan and various foreign tax jurisdictions for tax years from 1998 through 2007.

7. In June 2006, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement." EITF Issue No. 06-3 requires disclosure of the accounting policy for any tax assessed by a governmental authority that is imposed concurrently on a specific revenue-producing transaction between a seller and a customer. EITF Issue No. 06-3 should be applied to financial reports for interim and annual reporting periods beginning after December 15, 2006. Sony adopted EITF Issue No. 06-3 on April 1, 2007. The adoption of EITF Issue No. 06-3 did not have a material impact on Sony's results of operations and financial position.

Other Consolidated Financial Data
---------------------------------
                                (Millions of yen, millions of U.S. dollars)
                                         Second quarter ended September 30
                                         2006       2007   Change     2007
                                     --------   --------   ------    -----
Capital expenditures (additions to   Y 90,024   Y 75,797   -15.8%    $ 659
 property, plant and equipment)
Depreciation and amortization          93,654    100,572    +7.4       875
 expenses*
(Depreciation expenses for            (74,490)   (82,311)  +10.5      (716)
 tangible assets)
Research and development expenses     143,485    131,741    -8.2     1,146


                                   (Millions of yen, millions of U.S. dollars)
                                                Six months ended September 30
                                         2006        2007   Change       2007
                                    ---------   ---------   ------    -------
Capital expenditures (additions     Y 224,080   Y 170,798   -23.8%    $ 1,485
 to property, plant and equipment)
Depreciation and amortization         184,919     204,576   +10.6       1,779
 expenses*
(Depreciation expenses for           (145,492)   (158,587)   +9.0      (1,379)
 tangible assets)
Research and development expenses     262,855     257,724    -2.0       2,241



* Including amortization expenses for intangible assets and for deferred insurance acquisition costs


Business Segment Information
----------------------------

                                   (Millions of yen, millions of U.S. dollars)
                                            Second quarter ended September 30
Sales and operating                  2006          2007   Change         2007
 revenue
-------------------           -----------   -----------  -------    ---------
   Electronics
     Customers                Y 1,286,026   Y 1,436,773   +11.7 %   $  12,494
     Intersegment                  92,364       226,287                 1,967
-------------------           -----------   -----------             ---------
     Total                      1,378,390     1,663,060   +20.7        14,461

   Game
     Customers                    162,571       229,232   +41.0         1,993
     Intersegment                   7,749        14,192                   124
-------------------           -----------   -----------             ---------
     Total                        170,320       243,424   +42.9         2,117

   Pictures
     Customers                    178,153       188,820    +6.0         1,642
     Intersegment                       -           776                     7
-------------------           -----------   -----------             ---------
     Total                        178,153       189,596    +6.4         1,649

   Financial
   Services
     Customers                    162,198       151,109    -6.8         1,314
     Intersegment                   5,903         6,395                    56
-------------------           -----------   -----------             ---------
     Total                        168,101       157,504    -6.3         1,370

   All Other
     Customers                     65,231        77,103   +18.2           670
     Intersegment                  16,255        18,094                   158
-------------------           -----------   -----------             ---------
     Total                         81,486        95,197   +16.8           828

   Elimination                   (122,271)     (265,744)      -        (2,312)
-------------------           -----------   -----------             ---------
   Consolidated total         Y 1,854,179   Y 2,083,037   +12.3 %   $  18,113


   Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

   All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.


Operating income (loss)              2006          2007   Change         2007
-------------------           -----------   -----------  -------    ---------
   Electronics                Y     8,027   Y   106,888 +1,231.6 %  $     930
   Game                           (43,527)      (96,686)       -         (841)
   Pictures                       (15,277)        2,698        -           23
   Financial                       24,567        23,137     -5.8          201
   Services
   All Other                        6,497        10,779    +65.9           94
-------------------           -----------   -----------             ---------
   Total                          (19,713)       46,816        -          407

   Corporate and                   (1,120)       43,654        -          380
    elimination
-------------------           -----------   -----------             ---------
   Consolidated total         Y   (20,833)  Y    90,470        - %  $     787


                                  (Millions of yen, millions of U.S. dollars)
                                               Six months ended September 30
Sales and operating                  2006          2007   Change        2007
 revenue
-------------------           -----------   -----------  -------    ---------
   Electronics
     Customers                Y 2,517,666   Y 2,752,822    +9.3 %   $  23,938
     Intersegment                 141,616       339,567                 2,952
-------------------           -----------   -----------             ---------
     Total                      2,659,282     3,092,389   +16.3        26,890

   Game
     Customers                    279,597       413,141   +47.8         3,592
     Intersegment                  13,212        26,865                   234
-------------------           -----------   -----------             ---------
     Total                        292,809       440,006   +50.3         3,826

   Pictures
     Customers                    382,904       420,218    +9.7         3,654
     Intersegment                       -           776                     7
-------------------           -----------   -----------             ---------
     Total                        382,904       420,994    +9.9         3,661

   Financial Services
     Customers                    280,738       328,161   +16.9         2,853
     Intersegment                  11,464        14,183                   124
-------------------           -----------   -----------             ---------
     Total                        292,202       342,344   +17.2         2,977

   All Other
     Customers                    137,510       145,205    +5.6         1,263
     Intersegment                  32,115        34,169                   297
-------------------           -----------   -----------             ---------
     Total                        169,625       179,374    +5.7         1,560

   Elimination                   (198,407)     (415,560)      -       (3,614)
-------------------           -----------   -----------             ---------
   Consolidated total         Y 3,598,415   Y 4,059,547   +12.8 %   $  35,300


   Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All
   Other.

   All Other intersegment amounts primarily consist of transactions with the Electronics and Game segments.

Operating income (loss)              2006          2007   Change         2007
-------------------           -----------   -----------  -------    ---------
   Electronics                Y    55,446   Y   190,969   +244.4 %  $   1,660
   Game                           (70,330)     (125,892)       -       (1,095)
   Pictures                       (16,442)        5,949        -           52
   Financial                       29,146        56,890    +95.2          495
   Services
   All Other                       11,228        18,533    +65.1          161
-------------------           -----------   -----------             ---------
   Total                            9,048       146,449 +1,518.6        1,273

   Corporate and                   (2,833)       43,344        -          377
    elimination
-------------------           -----------   -----------             ---------
   Consolidated total       Y       6,215   Y   189,793 +2,953.8 %   $  1,650


Electronics Sales and Operating Revenue to Customers by Product Category
------------------------------------------------------------------------

                                   (Millions of yen, millions of U.S. dollars)
                                            Second quarter ended September 30
Sales and operating                  2006          2007   Change         2007
 revenue
-------------------           -----------   -----------  -------    ---------
Audio                         Y   121,655   Y   128,998    +6.0 %   $   1,122
Video                             282,920       316,024   +11.7         2,748
Televisions                       251,486       309,300   +23.0         2,690
Information and                   220,341       268,800   +22.0         2,337
 Communications
Semiconductors                     52,482        54,032    +3.0           470
Components                        221,335       219,750    -0.7         1,911
Other                             135,807       139,869    +3.0         1,216
-------------------           -----------   -----------             ---------
Total                         Y 1,286,026   Y 1,436,773   +11.7 %   $  12,494


                                                Six months ended September 30
Sales and operating                  2006          2007    Change        2007
 revenue
-------------------           -----------   -----------  -------    ---------
Audio                         Y   237,947   Y   254,489    +7.0 %   $   2,213
Video                             553,101       653,412   +18.1         5,682
Televisions                       513,540       544,509    +6.0         4,735
Information and                   433,491       500,870   +15.5         4,355
 Communications
Semiconductors                    100,473       111,192   +10.7           967
Components                        426,071       412,121    -3.3         3,584
Other                             253,043       276,229    +9.2         2,402
-------------------           -----------   -----------             ---------
Total                         Y 2,517,666   Y 2,752,822    +9.3 %   $  23,938


The above table is a breakdown of Electronics sales and operating revenue to customers in the Business Segment Information.

The Electronics segment is managed as a single operating segment by Sony's management. However, Sony believes that the information in this table is useful to investors in understanding the product categories in this business segment.

Geographic Segment Information
------------------------------

                                   (Millions of yen, millions of U.S. dollars)
                                            Second quarter ended September 30
Sales and operating                  2006          2007   Change         2007
 revenue
-------------------           -----------   -----------  -------    ---------
   Japan                      Y   497,433   Y   518,627     +4.3 %   $  4,510
   United States                  479,469       509,802     +6.3        4,433
   Europe                         417,019       491,666    +17.9        4,275
   Other Areas                    460,258       562,942    +22.3        4,895
-------------------           -----------   -----------             ---------
   Total                      Y 1,854,179   Y 2,083,037    +12.3 %   $ 18,113


                                                Six months ended September 30
Sales and operating                  2006          2007   Change         2007
 revenue
-------------------           -----------   -----------  -------    ---------
   Japan                      Y   973,631   Y 1,035,131     +6.3 %   $  9,001
   United States                  927,386       978,526     +5.5        8,509
   Europe                         815,871       967,946    +18.6        8,417
   Other Areas                    881,527     1,077,944    +22.3        9,373
-------------------           -----------   -----------             ---------
   Total                      Y 3,598,415   Y 4,059,547    +12.8 %   $ 35,300


Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.


Condensed Financial Services Financial Statements
-------------------------------------------------

The results of the Financial Services segment are included in Sony's consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.

These presentations are not required under U.S. GAAP, which is used by Sony to prepare its consolidated financial statements.

However, because the Financial Services segment is different in nature from Sony's other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony's consolidated financial statements.

Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.


Condensed Balance Sheet
-----------------------
                                   (Millions of yen, millions of U.S. dollars)
  Financial Services                               September 30      March 31
  ASSETS                          2006          2007       2007          2007
                               -------       -------    -------       -------
Current assets:
  Cash and cash            Y   191,438   Y   171,861   $  1,494   Y   277,048
   equivalents
  Marketable securities        468,256       492,143      4,280       490,237
  Other                        274,626       569,917      4,956       321,969
                               -------       -------    -------       -------
                               934,320     1,233,921     10,730     1,089,254

Investments and advances     3,223,872     3,538,870     30,773     3,347,897
Property, plant and             39,427        38,217        332        38,671
 equipment
Other assets:
  Deferred insurance           389,695       399,244      3,472       394,117
   acquisition costs
  Other                         97,983       102,398        890       107,703
                               -------       -------    -------       -------
                               487,678       501,642      4,362       501,820
                               -------       -------    -------       -------
                           Y 4,685,297   Y 5,312,650   $ 46,197   Y 4,977,642
                               -------       -------    -------       -------
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings    Y    67,548   Y    75,128   $    653   Y    48,688
  Notes and accounts            12,601        14,192        123        13,159
   payable, trade
  Deposits from                682,717       888,443      7,726       752,367
   customers in the
   banking business
  Other                        113,157       142,004      1,235       143,245
                               -------       -------    -------       -------
                               876,023     1,119,767      9,737       957,459

Long-term liabilities:
  Long-term debt               129,415       119,760      1,041       129,484
  Accrued pension and           13,222         6,640         58         8,773
   severance costs
  Future insurance           2,880,479     3,182,692     27,676     3,037,666
   policy benefits and
   other
  Other                        197,307       218,818      1,903       204,317
                               -------       -------    -------       -------
                             3,220,423     3,527,910     30,678     3,380,240

Minority interest in             4,228         5,310         46         5,145
 consolidated subsidiaries
Stockholders' equity           584,623       659,663      5,736       634,798
                               -------       -------    -------       -------
                           Y 4,685,297   Y 5,312,650   $ 46,197   Y 4,977,642
                               -------       -------    -------       -------


  Sony without Financial           (Millions of yen, millions of U.S. dollars)
   Services                                        September 30      March 31
  ASSETS                         2006           2007       2007          2007
                              -------        -------    -------       -------
Current assets:

  Cash and cash           Y   363,892    Y   455,123   $  3,958   Y   522,851
   equivalents
  Marketable securities         3,076          3,000         26         3,078
  Notes and accounts        1,132,099      1,305,752     11,354     1,343,128
   receivable, trade
  Other                     1,825,897      2,033,075     17,679     1,625,914
                              -------        -------    -------       -------
                            3,324,964      3,796,950     33,017     3,494,971

Film costs                    370,905        319,936      2,782       308,694
Investments and advances      506,433        604,661      5,258       623,342
Investments in Financial      187,400        187,400      1,630       187,400
 Services, at cost
Property, plant and         1,402,160      1,374,369     11,951     1,382,860
 equipment
Other assets                1,018,696      1,220,908     10,616     1,100,795
                              -------        -------    -------       -------
                          Y 6,810,558    Y 7,504,224   $ 65,254   Y 7,098,062
                              -------        -------    -------       -------
   LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings   Y   329,624    Y   287,867   $  2,503   Y    80,944
  Notes and accounts          963,939      1,173,483     10,204     1,167,324
   payable, trade
  Other                     1,324,318      1,439,763     12,520     1,392,333
                              -------        -------    -------       -------
                            2,617,881      2,901,113     25,227     2,640,601

Long-term liabilities:
  Long-term debt              802,173        939,223      8,167       925,259
  Accrued pension and         156,445        173,605      1,509       164,701
   severance costs
  Other                       358,479        422,385      3,674       410,354
                              -------        -------    -------       -------
                            1,317,097      1,535,213     13,350     1,500,314

Minority interest in           35,593         30,270        263        32,808
 consolidated subsidiaries
Stockholders' equity        2,839,987      3,037,628     26,414     2,924,339
                              -------        -------    -------       -------
                          Y 6,810,558    Y 7,504,224   $ 65,254   Y 7,098,062
                              -------        -------    -------       -------

                                   (Millions of yen, millions of U.S. dollars)
  Consolidated                                     September 30      March 31
  ASSETS                         2006           2007       2007          2007
                              -------        -------    -------       -------
Current assets:
  Cash and cash          Y    555,330   Y    626,984   $   5,452   Y  799,899
   equivalents
  Marketable securities       471,332        495,143       4,306      493,315
  Notes and accounts        1,150,867      1,322,926      11,504    1,369,777
   receivable, trade
  Other                     2,040,345      2,548,942      22,164    1,883,732
                              -------        -------     -------      -------
                            4,217,874      4,993,995      43,426    4,546,723

Film costs                    370,905        319,936       2,782      308,694
Investments and advances    3,650,394      4,070,400      35,395    3,888,736
Property, plant and         1,441,587      1,412,586      12,283    1,421,531
 equipment
Other assets:
  Deferred insurance          389,695        399,244       3,472      394,117
   acquisition costs
  Other                     1,073,190      1,274,699      11,084    1,156,561
                              -------        -------     -------      -------
                            1,462,885      1,673,943      14,556    1,550,678
                              -------        -------     -------      -------
                         Y 11,143,645   Y 12,470,860   $ 108,442 Y 11,716,362
                              -------        -------     -------      -------
   LIABILITIES AND
   STOCKHOLDERS' EQUITY
Current liabilities:
  Short-term borrowings  Y    359,573   Y    327,135   $   2,845 Y     95,461
  Notes and accounts          975,543      1,186,260      10,315    1,179,694
   payable, trade
  Deposits from               682,717        888,443       7,726      752,367
   customers in the
   banking business
  Other                     1,425,322      1,574,798      13,693    1,524,330
                              -------        -------     -------      -------
                            3,443,155      3,976,636      34,579    3,551,852

Long-term liabilities:
  Long-term debt              868,231      1,015,239       8,828    1,001,005
  Accrued pension and         169,667        180,245       1,567      173,474
   severance costs
  Future insurance          2,880,479      3,182,692      27,676    3,037,666
   policy benefits and
   other
  Other                       505,109        570,593       4,962      542,691
                              -------        -------     -------      -------
                            4,423,486      4,948,769      43,033    4,754,836

Minority interest in           40,259         36,597         318       38,970
 consolidated subsidiaries
Stockholders' equity        3,236,745      3,508,858      30,512    3,370,704
                              -------        -------     -------      -------
                         Y 11,143,645   Y 12,470,860   $ 108,442 Y 11,716,362
                              -------        -------     -------      -------

Condensed Statements of Income
------------------------------
                                   (Millions of yen, millions of U.S. dollars)
  Financial Services                        Second quarter ended September 30
                                 2006           2007      Change         2007
                              -------        -------     -------      -------
Financial service revenue   Y 168,101      Y 157,504        -6.3 %   $  1,370
Financial service expenses    143,534        134,367        -6.4        1,169
                              -------        -------                  -------
Operating income               24,567         23,137        -5.8          201
Other income (expenses), net     (138)           (72)          -          (0)
                              -------        -------                  -------
Income before income taxes     24,429         23,065        -5.6          201
Income taxes and other          8,841         11,766       +33.1          103
                              -------        -------                  -------
Net income                  Y  15,588      Y  11,299       -27.5 %   $     98
                              -------        -------                  -------

                                   (Millions of yen, millions of U.S. dollars)
 Sony without Financial                     Second quarter ended September 30
 Services                        2006           2007      Change         2007
                              -------        -------     -------      -------
Net sales and operating   Y 1,694,094    Y 1,934,650       +14.2 %   $ 16,823
 revenue
Costs and expenses          1,739,841      1,867,724        +7.4       16,241
                              -------        -------                  -------
Operating income (loss)       (45,747)        66,926           -          582
Other income (expenses),       (4,806)       (2,067)           -         (18)
 net
                              -------        -------                  -------
Income before income taxes    (50,553)        64,859           -          564
 (loss)
Income taxes and other        (36,645)         2,444           -           21
                              -------        -------                  -------
Net income (loss)          Y  (13,908)   Y    62,415           - %   $    543
                              -------        -------                  -------

                                   (Millions of yen, millions of U.S. dollars)
 Consolidated                               Second quarter ended September 30
                                 2006           2007      Change         2007
                              -------        -------     -------      -------
Financial service revenue Y   162,198    Y   151,109        -6.8 %   $  1,314
Net sales and operating     1,691,981      1,931,928       +14.2       16,799
 revenue
                              -------        -------                  -------
                            1,854,179      2,083,037       +12.3       18,113
Costs and expenses          1,875,012      1,992,567        +6.3       17,326
                              -------        -------                  -------
Operating income (loss)       (20,833)        90,470           -          787
Other income (expenses),       (5,289)        (2,546)          -          (22)
 net
                              -------        -------                  -------
Income before income taxes    (26,122)        87,924           -          765
 (loss)
Income taxes and other        (27,802)        14,209           -          124
                              -------        -------                  -------
Net income               Y      1,680    Y    73,715    +4,287.8 %   $    641
                              -------        -------                  -------


                                   (Millions of yen, millions of U.S. dollars)
  Financial Services                            Six months ended September 30
                                 2006           2007      Change         2007
                              -------        -------     -------      -------
Financial service revenue   Y 292,202      Y 342,344       +17.2 %   $  2,977
Financial service expenses    263,056        285,454        +8.5        2,482
                              -------        -------                  -------
Operating income               29,146         56,890       +95.2          495
Other income (expenses), net     (195)          (155)          -          (2)
                              -------        -------                  -------
Income before income taxes     28,951         56,735       +96.0          493
Income taxes and other          9,926         25,456      +156.5          221
                              -------        -------                  -------
Net income                  Y  19,025      Y  31,279       +64.4 %   $    272
                              -------        -------                  -------

                                   (Millions of yen, millions of U.S. dollars)
  Sony without Financial                        Six months ended September 30
  Services                       2006           2007      Change         2007
                              -------        -------     -------      -------

Net sales and operating   Y 3,322,377    Y 3,736,125       +12.5 %   $ 32,488
 revenue
Costs and expenses          3,345,971      3,604,021        +7.7       31,339
                              -------        -------                  -------
Operating income (loss)       (23,594)       132,104           -        1,149
Other income (expenses),       28,659        (10,583)          -          (92)
 net
                              -------        -------                  -------
Income before income taxes      5,065        121,521    +2,299.2        1,057
Income taxes and other        (16,156)         6,057           -           53
                              -------        -------                  -------
Net income                Y    21,221    Y   115,464      +444.1 %   $  1,004
                              -------        -------                  -------

                                   (Millions of yen, millions of U.S. dollars)
  Consolidated                                 Six months ended  September 30
                                 2006           2007      Change         2007
                              -------        -------     -------      -------

Financial service revenue Y   280,738    Y   328,161       +16.9 %   $  2,853
Net sales and operating     3,317,677      3,731,386       +12.5       32,447
 revenue
                              -------        -------                  -------
                            3,598,415      4,059,547       +12.8       35,300
Costs and expenses          3,592,200      3,869,754        +7.7       33,650
                              -------        -------                  -------
Operating income                6,215        189,793    +2,953.8        1,650
Other income (expenses),       21,691        (18,111)          -        (157)
 net
                              -------        -------                  -------
Income before income taxes     27,906        171,682      +515.2        1,493
Income taxes and other         (6,065)        31,512           -          274
                              -------        -------                  -------
Net income                Y    33,971    Y   140,170      +312.6 %   $  1,219
                              -------        -------                  -------


Condensed Statements of Cash Flows
----------------------------------

                                   (Millions of yen, millions of U.S. dollars)
  Financial Services                            Six months ended September 30
                                              2006          2007         2007
                                           -------       -------      -------

Net cash provided by operating         Y   121,798   Y    67,118    $     584
 activities
Net cash used in investing activities     (113,193)     (388,669)      (3,379)
Net cash provided by financing              65,203       216,364        1,881
 activities
                                           -------       -------      -------
Net increase (decrease) in cash and         73,808      (105,187)        (914)
 cash equivalents
Cash and cash equivalents at beginning     117,630       277,048        2,408
 of the fiscal year
                                           -------       -------      -------
Cash and cash equivalents at the end   Y   191,438   Y   171,861    $   1,494
 of the period
                                           -------       -------      -------

                                   (Millions of yen, millions of U.S. dollars)
  Sony without Financial Services               Six months ended September 30
                                              2006          2007         2007
                                           -------       -------      -------
Net cash used in operating activities   Y (191,169)   Y (130,514)    $ (1,135)
Net cash used in investing activities     (217,499)     (154,348)      (1,342)
Net cash provided by financing             191,164       219,355        1,907
 activities
Effect of exchange rate changes on          (4,072)       (2,221)         (19)
 cash and cash equivalents
                                           -------       -------      -------
Net decrease in cash and cash             (221,576)      (67,728)        (589)
 equivalents
Cash and cash equivalents at beginning     585,468       522,851        4,547
 of the fiscal year
                                           -------       -------      -------
Cash and cash equivalents at the end   Y   363,892    Y  455,123    $   3,958
 of the period
                                           -------       -------      -------

                                   (Millions of yen, millions of U.S. dollars)
  Consolidated                                  Six months ended September 30
                                              2006          2007         2007
                                           -------       -------      -------

Net cash used in operating activities   Y  (72,775)   Y  (69,035)    $   (600)
Net cash used in investing activities     (324,538)     (548,851)      (4,773)
Net cash provided by financing             253,617       447,192        3,889
 activities
Effect of exchange rate changes on          (4,072)       (2,221)         (19)
 cash and cash equivalents
                                           -------       -------      -------
Net decrease in cash and cash             (147,768)     (172,915)      (1,503)
 equivalents
Cash and cash equivalents at beginning     703,098       799,899        6,955
 of the fiscal year
                                           -------       -------      -------
Cash and cash equivalents at the end   Y   555,330   Y   626,984    $   5,452
 of the period
                                           -------       -------      -------


Investor Relations Contacts:
---------------------------

Tokyo                 New York                         London
Tatsuyuki Sonoda      Sam Levenson/Justin Hill         Shinji Tomita
                      /Miki Emura
+81-(0)3-6748-2180    +1-212-833-6722                  +44-(0)20-7444-9713

Home Page: http://www.sony.net/IR/